Securities and Exchange Commission
Mail Stop 3561
CF/AD11
100 F St. NE
Washington, DC 20549-3561
      							April 25, 2006


Ms. Mary Agnes Wilderotter
Chairman and Chief Executive Officer
Citizens Communications Co.
3 High Ridge Park
Stamford, Connecticut, 06905

			Re: Citizens Communications Co.
      Form 10-K/A#1 for Fiscal Year Ended December 31, 2005
		Filed March 2, 2006
		File No. 0-11001

Dear Ms. Wilderotter,

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for Fiscal Year Ended December 31, 2005
Managements Discussion and Analysis, page 22

1. Refer to the top carryover paragraph of page F-13 and to the sixth paragraph of page F-39. With a view to additional disclosure, tell us about your asbestos and other environmental contamination contingencies and obligations. In reasonable detail, describe these environmental problems. Tell us of any amounts accrued and/or charged to operations. Describe how these amounts correspond to the underlying events. Provide us with an analysis of your expected trends in future environmental costs. See Staff Accounting Bulletin
Topic 5Y. We believe that environmental liabilities typically are of such significance that detailed disclosures regarding judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to prevent the financial statements from being misleading and to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on a registrant`s financial condition, results of operations, or liquidity.

      Among the disclosures called for in the SAB are as follows:

- Circumstances affecting the reliability and precision of loss estimates;

- The extent to which unasserted claims are reflected in any accrual or may affect the magnitude of the contingency;

- Whether, and to what extent, losses may be recoverable from third parties;

- The contribution of other parties;

- The period in which claims for recovery may be realized;

- The likelihood that claims for recovery may be contested;

- The financial condition of third parties from which recovery is expected;

- The timing of payments of accrued and unrecognized amounts;

- The material components of the accruals and significant assumptions underlying estimates;

- The recurring costs of managing hazardous substances and pollutions in ongoing operations;

- Capital expenditures to limit or monitor hazardous substances or pollutants;

- Mandated expenditures to remediate previously contaminated sites;

- Other infrequent or non-recurring clean-up expenditures that can be anticipated, but which are not required in the present circumstances;

- Disaggregated disclosure that describes accrued and reasonably likely losses with respect to particular environmental sites that are individually material;

- The consequences on amounts accrued and the range estimates for investigations and remediations that are in different stages with respect to individual sites.

Please advise.

(a) Liquidity and Capital Resources, page 24

2. Refer to the third and fourth paragraphs of page 24, which states
that you intend to allocate significant capital resources to high-speed internet, wireless and VOIP services, and that you expect to increase 2006 capital expenditures to build wireless data networks and expand current data networks. With a view to expanded disclosure, tell us in greater detail how you intend to increase material capital expenditures for each of these purposes during 2006 and beyond those next twelve months. Describe the planned build-out and the technologies that you plan to employ. Describe how these new plant resources will interphase with your current copper-line networks. Tell us how much optical fiber, wireless and other plant resource you plan to install. How much will these new plant resources cost? Tell us the planned sources of capital that you plan to rely upon to finance these new plant assets. We believe that your discussion of capital resources should include a more detailed discussion of your material capital expenditures for the 12-month period following your most recent balance sheet date and beyond as required by Financial Reporting Release Codification Section 501.03.a.

Financial Statements
Accounting for Conditional Asset Retirement Obligations, page F-13

3. Refer to the top carryover paragraph of page F-14, which indicates that you have unrecorded legal obligations to remove poles and asbestos. Describe these obligations and tell us why you are unable to estimate them. What information is not currently available? Explain to us why this information is necessary. Tell us when and under what circumstances this information will or may become available. Describe how you applied the guidance of SFAS 143 and FIN
47 to these obligations.

(4)  Property, Plant and Equipment, page F-14

4. Refer to the last paragraph of page 35 of your Form 10-K/A, which
discloses that you expect that your depreciation expense will decline
in 2006 by approximately 12.5% compared to 2005, because you have extended the remaining useful lives of your copper facilities to a
range of 26 to 30 years from approximately 16 years.   Give us an
analysis and tell us which facilities are involved, whether "last-mile", distribution copper or other facilities. Describe the findings of the independent study. In light of the intensifying competition and rapid technological change in your industry, tell us why it is appropriate to increase the depreciable lives of your copper facilities. Address the continuing impact of the expansion of broadband services on your customers` utilization of "copper-pairs"
(see the penultimate paragraph of page 4). Also address the impact of expected demand for higher broadband data rates. Will market pressures force you to replace distribution copper with fiber? If so, tell us when.

(8) Discontinued Operations, page F-16

5. Refer to the second paragraph and the bottom table of page F-16 and explain to us in more detail why taxes substantially reduced your gain from the sale of CCUSA. Give us an analysis of the tax charge that reflects the effects of all factors that went into your tax charge for this line-item.
(13) Management Succession and Strategic Alternatives Expenses, page
F-21

6. Refer to the last paragraph of page F-21. Give us an analysis showing the equity instruments that were accelerated. Indicate the stock plans to which they pertain. Describe how the accelerated terms were changed and explain how you determined the value of the $33.6 non-cash expense for accelerated stock benefits. Please give us your calculations and refer to all pertinent authoritative accounting literature in your response.

(15) Company Obligated Mandatorily Redeemable Convertible
Preferred
Securities, page F-22

7. We note that the first paragraph of page F-23 indicates that you deconsolidated Citizens Utilities Trust and Citizens Utilities Capital L.P. on January 1, 2004. Give us a reasonably detailed description of Citizens Utilities Trust, Citizens Utilities Capital
L.P. and your EPPICS. Explain how you applied the provisions of FIN
46R and why it we appropriate to deconsolidate both of these affiliates.

(17) Sock Plans, page F-23

8. We note that the number and exercise price of all of your outstanding options were changed in response to the special $2.00 dividend paid in September 2004. Describe and quantify how you changed the terms of these options and explain to us how you applied the guidance of FIN 44 and EITF 00-23.

(19) Income Taxes, page F-27

9. The first table on page F-27 discloses that adjustments to tax reserves significantly reduced your provisions of income taxes in each of the three years presented. Describe these reserves for us.
Tell us when and why the original accruals were made and how you applied the guidance of SFAS 5. Tell us what happen and how these obligations were reduced or settled in your favor.





*    *    *    *





      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Joseph M. Kempf, Senior Staff Accountant, at
(202) 551-3352 or Ivette Leon, Assistant Chief Accountant, at
(202)
551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director

Ms. Mary Agnes Wilderotter
Citizens Communications Co.
April 25, 2006
Page 6